United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 21, 2022

Date of Report (Date of earliest event reported)

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Gibson, Deal & Fletcher, PC Spalding Exchange 3953 Holcomb Bridge Road Suite 200 Norcross Georgia	30092
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	VHAQ.U	NYSE American, LLC
Common Stock	VHAQ	NYSE American, LLC
Warrants	VHAQ.WS	NYSE American, LLC
Rights	VHAQ.R	NYSE American, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Adjournment of Special Meeting

On December 21, 2022, Viveon Health Acquisition Corp. (“Viveon”) called to order the Special Meeting of its Stockholders (the “Special Meeting”) for the purpose of approving, among other things, the proposed business combination between Viveon and Suneva Medical, Inc. (“Suneva”), which would be effected through the merger of Suneva with and into a wholly owned subsidiary of Viveon, with Suneva surviving the merger as a wholly owned subsidiary of Viveon (the “Business Combination”). The Special Meeting has been adjourned until 10:30 AM EST on January 20, 2023.

Announcement of Ability to Reverse Redemptions in Connection with Special Meeting and Annual Meeting

On December 21, 2022, Viveon issued a press release, attached hereto as Exhibit 99.1 (the “Press Release”), announcing that holders of shares of Viveon Common Stock sold as part of the units issued in its initial public offering who elected to redeem their Common Stock in connection with the Special Meeting may reverse their redemption requests by sending a DTC DWAC (Deposit/Withdrawal At Custodian) request to the Company’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), on or before 5:00 PM ET on December 23, 2022.

Additionally, in connection with the Annual Meeting (described below), holders of shares of Viveon Common Stock sold as part of the units issued in its initial public offering who elected to redeem their Common Stock in connection with the Annual Meeting may also reverse their redemption requests by sending a DTC DWAC (Deposit/Withdrawal At Custodian) request to Continental on or before 5:00 PM ET on December 27, 2022.

Indemnification by Sponsor of Payment of Excise Tax Liabilities

On December 23, 2022 at 10:30 AM ET, Viveon is holding its Annual Meeting of Stockholders (the “Annual Meeting”) to approve, among other things, a proposal to amend its amended and restated certificate of incorporation to extend the date to consummate a business combination on a monthly basis for a total of up to six months from December 28, 2022 until June 30, 2023 unless the closing of the proposed Business Combination with Suneva, or any potential alternative initial business combination shall have occurred prior to June 30, 2023 (the “Extension”).

Viveon is not permitted to use the proceeds placed in its trust account established in connection with Viveon’s initial public offering (the “Trust Account”), and the interest earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on Viveon pursuant to any current, pending or future rules or laws, including without limitation any excise tax due imposed under the Inflation Reduction Act (IRA) of 2022 (H.R. 5376) on any redemptions or stock buybacks by the Company. In the event (i) an excise tax and/or any other similar fees or taxes in nature are levied or imposed on Viveon pursuant to any current, pending or future rule(s) or law(s), including without limitation any excise tax imposed under the Inflation Reduction Act (IRA) of 2022 (H.R. 5376) in relation to a redemption of securities as described in the proxy statement/prospectus for the Special Meeting or the proxy statement for the Annual Meeting, or otherwise, and (ii) the holders of Viveon’s Common Stock approve the Extension at the Annual Meeting and the Extension is implemented as described in the Proxy Statement for the Annual Meeting, if such excise tax or fee has not been paid by Viveon to the applicable regulatory authority on or prior to the due date for such a tax or fee, Viveon Health LLC (the “Sponsor”), or a designee, agrees to promptly (but in any event sufficiently prior to the due date for such tax or fee to assure timely payment thereof) either directly pay such tax or fee on behalf of Viveon or advance to Viveon such funds as necessary and appropriate to allow Viveon to pay such tax or fee timely with respect to any future redemptions that occur after December 31, 2022 and prior to or in connection the proposed Business Combination with Suneva, or any potential alternative initial business combination, or Viveon’s liquidation. The Sponsor agrees not to seek recourse for such expenses from the Trust Account.

Announcement to Increase the Monthly Extension Deposit Amount from $70,000 to $100,000

As disclosed in the proxy statement for the Annual Meeting, upon approval of the Extension proposal Viveon will be permitted to extend the date to consummate a business combination on a monthly basis for a total of up to six months from December 28, 2022 until June 30, 2023, upon three calendar days’ advance notice prior to the applicable monthly deadline and the deposit of $70,000 per month into Viveon’s Trust Account.

Viveon has agreed to increase the amount of such monthly deposits into the Trust Account to $100,000 and will make the first deposit payment after approval of the Extension proposal to extend the date by which the Viveon can complete an initial business combination by one month to January 31, 2023. Thereafter, Viveon shall deposit $100,000 for each monthly period, or portion thereof, that is needed by Viveon to complete an initial business combination on or prior to June 30, 2023. If the Viveon does not have the funds necessary to make the deposits referred to above, as disclosed in the proxy statement, our Sponsor has agreed that it and/or any of its affiliates or designees will contribute to Viveon as a loan the amounts described above for Viveon to make the deposits.

Transfer & Deposit of Trust Account Assets into Interest-Bearing Demand Deposit Account

Additionally, on December 20, 2022, Viveon instructed Continental Stock Transfer & Trust Company, the Trustee of the Trust Account, to deposit on or prior to December 22, 2022 the remaining amount in the Trust Account into an interest-bearing demand deposit account at a bank. Interest on such deposit account is variable and currently expected to initially be approximately 3.0% per annum.

Redemption Period in Connection with Adjourned Special Meeting will Re-open.

As described in the proxy statement/prospectus delivered to stockholders in connection with the Special Meeting, in order to exercise redemption rights in connection with the Special Meeting stockholders were required to tender shares physically or electronically and submit a request in writing to Continental prior to 5:00 PM ET on December 19, 2022, which was two (2) business days before the original date of the Special Meeting. Due to the adjournment of the Special Meeting until January 20, 2023, Viveon has decided that after the Annual Meeting it will re-open the redemption period in connection with the adjourned Special Meeting to allow stockholders to once again exercise their redemption rights in connection with the adjourned Special Meeting by following the instructions in the proxy statement/prospectus and tendering their shares physically or electronically and submitting a request in writing to Continental prior to 5:00 PM ET on January 18, 2023, which is two (2) business days before the adjournment date of the Special Meeting (the “New Redemption Notice Period”). Any holder of the shares of Viveon Common Stock who timely exercises such redemption rights by the end of the New Redemption Notice Period will have the right to demand that such holder’s shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account upon the consummation of the Business Combination.

Item 7.01. Regulation FD Disclosure.

Press Release and Supplemental Information

As disclosed in Item 8.01 above, on December 21, 2022, the Company issued a press release, attached hereto as Exhibit 99.1.

The information set forth in 8.01 of this Current Report on Form 8-K and in the attached Exhibit 99.1 is deemed to be “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in 8.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed Business Combination between Viveon and Suneva. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Viveon filed a registration statement on Form S-4 that was declared effective by the SEC on November 14, 2022, which includes a proxy statement/prospectus that was mailed on November 21, 2022, and supplemented on November 23, 2022, to all Viveon stockholders who were stockholders of record as of November 8, 2022. Viveon may file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Viveon are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Viveon through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the closing of the Merger. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of Viveon’s and Suneva’s respective management and are not predictions of actual performance. Examples of forward-looking statements include, among others, statements made in this Current Report on Form 8-K regarding: the proposed transactions contemplated by the merger agreement, including the benefits of the proposed business combination, integration plans, expected synergies and revenue opportunities; anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, continued expansion of product portfolios and the availability or effectiveness of the technology for such products; the regenerative aesthetics sector’s continued growth and the continued demand of physicians and consumers driving such growth; and the expected timing of the proposed business combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Viveon and Suneva’s current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement; (2) the institution or outcome of any legal proceedings that may be instituted against Viveon and/or Suneva following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Viveon or Suneva, certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirements of the merger agreement due to Viveon stockholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE; (7) the impact of COVID-19 pandemic on Suneva’s business and/or the ability of the parties to complete the proposed business combination; (8) the inability to obtain or maintain the listing of Viveon’s shares of common stock on the NYSE American following the proposed business combination; (9) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (10) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Suneva to grow and manage growth profitably and retain its key employees; (11) costs related to the proposed business combination; (12) changes in applicable laws or regulations; (13) the possibility that Suneva may be adversely affected by other economic, business, and/or competitive factors; (14) the amount of redemption requests made by Viveon ’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Viveon for its initial public offering dated December 22, 2020 filed with the SEC, Viveon’s Registration Statement on Form S-4, declared effective on November 14, 2022 and the definitive proxy statement/prospectus contained therein, mailed to stockholders on November 21, 2022, relating to the proposed business combination, including those under "Risk Factors" therein, and in Viveon’s other filings with the SEC. Viveon and Suneva caution that the foregoing list of factors is not exclusive. Viveon and Suneva caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Viveon and Suneva do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Viveon nor Suneva gives any assurance that the business combination will be consummated or that the combined company will achieve its expectations.

Participants in the Solicitation

Viveon and Suneva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viveon’s stockholders in connection with the proposed Business Combination and the Annual Meeting. A list of the names of the directors and executive officers of Viveon and Suneva and information regarding their interests in the Business Combination is available in the Registration Statement on Form S-4, declared effective on November 14, 2022 and the Definitive Proxy Statement/Prospectus contained therein, dated as of November 14, 2022, which was mailed to the Company’s stockholders on November 21, 2022, as supplemented on November 23, 2022, and solely with respect to the Viveon directors and executive officers in the proxy statement for the Annual Meeting, dated as of November 17, 2022, which was mailed to the Company’s stockholders on November 21, 2022. The Definitive Proxy Statement/Prospectus is also available free of charge at the SEC's web site at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated December 21, 2022.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2022

VIVEON HEALTH ACQUISITION CORP.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Chief Executive Officer

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